

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

J. Adam Guo
Chief Executive Officer
Emo Capital, Corp.
10409 Pacific Palisades Ave
Las Vegas, NV

> **Re: Emo Capital, Corp.**
> **Amendment No. 2 to Form 10-12G**
> **Filed April 3, 2023**
> **Amendment No. 3 to Form 10-12G**
> **Filed April 6, 2023**
> **File No. 000-54291**

Dear J. Adam Guo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-12G filed April 3, 2023

Principal Products, Services, and Their Markets, page 6

1. We note your updated disclosure in response to comment number 11. Please remove the global market figure for organic fertilizers since this is not your addressable market or revise to disclose the addressable market for your product that is covered by the $9.95 billion figure and clarify that you only provide products in certain jurisdictions that represent a fraction of that market figure. We refer to your disclosure that your potential customer base is limited to the U.S. agriculture farming market, such as California and Florida.

Market Opportunity for Organic Fertilizer, page 7

2. We note your response to previous comment number 8 and reissue the comment in part. Please expand your disclosure of the FPEF to include the eligibility requirements for the grant, the risk that you may not qualify or be selected to receive the grant, if applicable, and the reasoning behind the Company's decision to delay its application for the FPEF grant.

Amendment No. 3 to Form 10-12G filed April 6, 2023

Note 3 - Summary of Significant Accounting Policies, page F-21

3. Please revise your disclosure to clarify that these annual financial statements are audited.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Vic Devlaeminck